FOR IMMEDIATE RELEASE
July 26, 2012
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President and CEO
 (Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Director, Managing Executive Officer and
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Earnings Forecast for the Six Months Ending September 30, 2012

We announce the consolidated earnings forecast for the six months ending September 30, 2012 as follows:

1. Consolidated earnings forecast for the six months ending September 30, 2012
 (US GAAP)
	Net Sales	Operating income (loss)
	Million yen	Million yen
Forecast for the six months ending September 30, 2012 (A)	72,000 ~ 77,000	3,000 ~ 6,000
(Reference) Results for the six months ended September 30, 2011 (B)	64,460	(2,283)
Difference (A-B)	7,540 ~ 12,540	5,283 ~ 8,283
Percentage change	11.7% ~ 19.5%	―

<Reasons for the earnings forecast for the six months ending September 30, 2013>
We did not disclose the earnings forecast for the six months ending September 30, 2012 in late April of this year due to the difficulty in forecasting trends in the demand for semiconductors and investment plans for semiconductor related capital expenditure.
At this time, we are able to disclose the earnings forecast for the six months ending September 30, 2012, taking into account trends in orders input received and other factors in the first quarter. Such earnings forecast is disclosed above.  The earnings forecast for the fiscal year ending March 31, 2013, announced in late April 2012, as net sales of (Y) 150-170 billion and operating income of (Y) 12-20 billion has not changed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.